FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated July 29, 2011 regarding consolidated financial results for the first quarter ended June 30, 2011

2.	Press release dated July 29, 2011 regarding revisions of consolidated interim business forecasts for fiscal 2011

3.	Press release dated July 29, 2011 regarding an agreement to begin discussions toward dissolving a T & D joint venture between Hitachi, Fuji Electric and Meiden

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date August 3, 2011	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Consolidated Financial Results

for the First Quarter ended June 30, 2011

Tokyo, July 29, 2011 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced its consolidated financial results for the first quarter of fiscal 2011, ended June 30, 2011.

Notes:	1.	All figures, except for the outlook for full year and the first half of fiscal 2011, were converted at the rate of 81 yen to the U.S. dollar, the approximate exchange rate on the Tokyo Foreign Exchange Market as of June 30, 2011.
	2.	Operating income is presented in accordance with financial reporting principles and practices generally accepted in Japan.

Summary

In millions of yen and U.S. dollars, except Net income attributable to Hitachi, Ltd. stockholders per share (6) and Net income attributable to Hitachi, Ltd. stockholders per American Depositary Share (7).

	Three months ended June 30
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2010 (A)	2011 (B)		2011
1. Revenues	2,152,566	2,150,693	100	26,552
2. Operating income	88,475	52,403	59	647
3. Income before income taxes	144,284	41,154	29	508
4. Net income	117,468	16,265	14	201
5. Net income attributable to Hitachi, Ltd.	86,058	2,931	3	36
6. Net income attributable to Hitachi, Ltd. stockholders per share
Basic	19.06	0.65	3	0.01
Diluted	17.80	0.61	3	0.01
7. Net income attributable to Hitachi, Ltd. stockholders per ADS (representing 10 shares)
Basic	191	7	4	0.09
Diluted	178	6	3	0.07

Notes:	1.	The Company’s consolidated financial statements are prepared based on U.S. GAAPs.
	2.	Operating income is presented in accordance with financial reporting principles and practices generally accepted in Japan.
	3.	The figures are for 933 consolidated subsidiaries, including Variable interest entities, and 178 equity-method affiliates. Consolidated trust accounts are not included into the figures of consolidated subsidiaries.

1. Qualitative Information Concerning Consolidated Business Results

(1) Summary of Fiscal 2011 First-Quarter Consolidated Business Results

	Three months ended June 30, 2011
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	2,150.6	0%	26,552
Operating income	52.4	(36.0)	647
Income before income taxes	41.1	(103.1)	508
Net income	16.2	(101.2)	201
Net income attributable to Hitachi, Ltd.	2.9	(83.1)	36

During the first quarter of fiscal 2011, the operating environment remained harsh, not in the least because of the catastrophic damage caused by the Great East Japan Earthquake of March 11, and ensuing power supply restrictions, disruptions to supply chains for parts and components and other factors. The Hitachi Group suffered damage to a large number of buildings and production facilities. However, due to cohesive group-wide efforts to quickly restore operations, production had resumed across the board at most sites by the end of April 2011. The Hitachi Group also worked to help affected areas recover quickly from the natural disaster, including by providing support for the resumption of operations at affected thermal power plants.

Hitachi’s consolidated revenues for the first quarter were flat year over year, at 2,150.6 billion yen, despite most segments experiencing the effects of the Great East Japan Earthquake. One reason was higher revenues in the Others Segment, resulting from Hitachi Transport System, Ltd. making Vantec Corporation a consolidated subsidiary in April 2011, as well as strong growth in third-party logistics solutions. In addition, the Construction Machinery Segment produced strong revenues, mainly in emerging countries, and the Information & Telecommunication Systems Segment saw revenues rise year on year, notably in storage solutions for overseas customers.

Overseas revenues declined 1% year over year, to 973.5 billion yen.

Hitachi posted consolidated operating income of 52.4 billion yen, down 36.0 billion yen from the first quarter of fiscal 2010, even though the Construction Machinery and Information & Telecommunication Systems segments posted higher year-over-year earnings despite the impact of the Great East Japan Earthquake. The overall decline mainly reflected lower earnings from the Components & Devices, Power Systems segments and others.

Hitachi posted net other deductions of 11.2 billion yen, 67.0 billion yen worse than the net other income in the corresponding quarter of the previous fiscal year. The year-over-year change was attributable to gains on the sale of securities recorded in the first quarter of fiscal 2010 resulting from the transfer of shares of IPS Alpha Technology, Ltd. to Panasonic Corporation. There were no large sales of shares in the first quarter of fiscal 2011.

As a result, Hitachi recorded income before income taxes of 41.1 billion yen, 103.1 billion yen less year over year. After taxes of 24.8 billion yen, Hitachi posted net income of 16.2 billion yen, a year-over-year decline of 101.2 billion yen. After deducting net income attributable to noncontrolling interests of 13.3 billion yen, Hitachi posted net income attributable to Hitachi, Ltd. of 2.9 billion yen, down 83.1 billion yen year over year.

(2) Revenues and Operating Income by Segment

Results by segment were as follows:

[Information & Telecommunication Systems]

	Three months ended June 30, 2011
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	350.7	1%	4,331
Operating income	2.1	1.9	26

The segment recorded revenues of 350.7 billion yen, an increase of 1% year over year, despite lower hardware sales caused by the shortage of parts and components for some products in the wake of the Great East Japan Earthquake. The higher overall revenues resulted from increased sales of consulting services and of software and services for storage, mainly for overseas customers, which lifted software and services revenues year over year.

Segment operating income improved 1.9 billion yen year over year to 2.1 billion yen, due to higher earnings in hardware, reflecting increased earnings from storage solutions stemming from growth in high-end models.

[Power Systems]

	Three months ended June 30, 2011
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	166.3	(6%)	2,054
Operating loss	(3.2)	(7.8)	(40)

Segment revenues dropped 6% year over year to 166.3 billion yen. In addition to lower sales of nuclear power generation systems in the aftermath of the Great East Japan Earthquake, the lower segment revenues also resulted from some thermal power generation system projects being pushed back.

The segment recorded an operating loss of 3.2 billion yen, declined 7.8 billion year over year. This loss mainly reflected the impact of the Great East Japan Earthquake and lower revenues.

[Social Infrastructure & Industrial Systems]

	Three months ended June 30, 2011
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	229.8	(1%)	2,837
Operating income	0.9	(1.5)	12

Segment revenues inched down 1% year over year, to 229.8 billion yen. Higher sales of railway systems, mainly for overseas markets, and strong sales of elevators and escalators in China were negated by lower year-over-year sales of plant-related equipment and construction.

The segment posted operating income of 0.9 billion yen, down 1.5 billion yen year over year, primarily on account of lower sales and the impact of the Great East Japan Earthquake.

[Electronic Systems & Equipment]

	Three months ended June 30, 2011
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	246.1	(2%)	3,039
Operating income	7.1	1.8	89

The segment recorded a 2% year-over-year decrease in revenues to 246.1 billion yen, due to lower sales in the semiconductor-and display-related products, parts and components sales businesses at Hitachi High-Technologies Corporation as a result of the Great East Japan Earthquake. On the other hand, Hitachi Medical Corporation recorded higher sales, which is the result of consolidating Aloka Co., Ltd. in January 2011.

Segment operating income improved 1.8 billion yen year over year, to 7.1 billion yen, reflecting higher earnings at Hitachi Kokusai Electric Inc. and Hitachi Koki Co., Ltd. mainly due to progress with cost-cutting programs.

[Construction Machinery]

	Three months ended June 30, 2011
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	172.5	6%	2,130
Operating income	11.0	4.0	136

The segment posted a 6% year over year increase in revenues, to 172.5 billion yen, despite the impact of the Great East Japan Earthquake and lower demand in China. The overall increase reflects the growth in sales of hydraulic excavators and others, driven by the demand in Asian countries and other emerging markets, as well as the U.S. and other industrial countries.

Despite the impact of the Great East Japan Earthquake, segment operating income improved 4.0 billion yen year over year, to 11.0 billion yen due to higher revenues.

[High Functional Materials & Components]

	Three months ended June 30, 2011
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	347.0	0%	4,285
Operating income	19.3	(6.8)	239

Segment revenues were flat year over year, at 347.0 billion yen. Sales declined at Hitachi Chemical Co., Ltd. due to the suspension of operations at some factories within the exclusion zone created by the Japanese government after the accident at the Fukushima Daiichi Nuclear Power Station owned by The Tokyo Electric Power Company, Incorporated. On the other hand, Hitachi Cable, Ltd. and Hitachi Metals, Ltd. recorded higher sales year over year.

Segment operating income dropped 6.8 billion yen year over year, to 19.3 billion yen. Although earnings improved at Hitachi Cable due to higher sales and cost-cutting, Hitachi Chemical and Hitachi Metals recorded lower year-over-year earnings.

[Automotive Systems]

	Three months ended June 30, 2011
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	177.1	(4%)	2,188
Operating income	2.0	0.1	26

Segment revenues declined 4% year over year, to 177.1 billion yen, as a result of lower automobile production mainly in Japan after the Great East Japan Earthquake.

Despite the lower revenues, segment operating income improved 0.1 billion yen year over year, to 2.0 billion yen, reflecting mainly the benefits of cost reductions.

Note:	Effective from April 1, 2011, there was a change in segmentation between the Automotive Systems and the Components & Devices segments. Figures for each segment, including figures for the first quarter of fiscal 2010, reflect the new segmentations.

[Components & Devices]

	Three months ended June 30, 2011
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	177.7	(8%)	2,195
Operating income	4.9	(14.1)	61

Segment revenues declined 8% year over year, to 177.7 billion yen, as HDD operations posted lower sales due to lower sales prices.

Segment operating income dropped 14.1 billion yen, to 4.9 billion yen, on account of lower HDD earnings resulting from decreased sales.

Notes	1:	Effective from April 1, 2011, there was a change in segmentation between the Automotive Systems and the Components & Devices segments. Figures for each segment, including figures for the first quarter of fiscal 2010, reflect the new segmentations.
	2:	HDD operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the three months ended June 30, 2011 include operating results of Hitachi GST for the three months ended March 31, 2011.

[Digital Media & Consumer Products]

	Three months ended June 30, 2011
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	233.1	(9%)	2,878
Operating income	3.2	(3.8)	41

Segment revenues declined 9% year over year, to 233.1 billion yen. Optical disk drive-related products recorded lower sales year over year, which is the result of parts and components shortages after the Great East Japan Earthquake and the yen’s appreciation. Another factor was lower year-over-year sales of flat-panel TVs due to lower sales prices and other factors. However, room air conditioners posted higher sales, mainly in Japan, spurred by demand for upgrading to energy-saving models.

Segment operating income declined 3.8 billion yen to 3.2 billion yen, despite the strong performance from room air conditioners. The overall decline reflected decreased earnings from optical disk drive-related products and flat-panel TVs in line with lower sales.

Note:	The optical disk drive operations are conducted by Hitachi-LG Data Storage, Inc. (HLDS), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the three months ended June 30, 2011 include operating results of HLDS for the three months ended March 31, 2011.

[Financial Services]

	Three months ended June 30, 2011
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	92.4	(2%)	1,142
Operating income	6.9	1.7	85

The segment reported a 2% year-over-year decrease in revenues, to 92.4 billion yen, due to lower revenues in the finance services business at Hitachi Capital Corporation in the aftermath of the Great East Japan Earthquake. However, the overseas business and new business, including debt collection services, generated higher revenues.

Segment operating income improved 1.7 billion yen, to 6.9 billion yen, reflecting higher earnings at Hitachi Capital because of increased revenues from the overseas and new businesses and reduced credit costs.

[Others]

	Three months ended June 30, 2011
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	226.9	26%	2,802
Operating income	5.7	(0.2)	72

Segment revenues increased 26% year over year, to 226.9 billion yen, on healthy growth in sales in third-party logistics solutions, in addition to the effect of Hitachi Transport System making Vantec a consolidated subsidiary in April 2011.

Segment operating income declined 0.2 billion yen, to 5.7 billion yen. Although earnings increased at Hitachi Transport System in line with higher revenues, the Great East Japan Earthquake affected overall earnings.

(3) Revenues by Market

	Three months ended June 30, 2011
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Japan	1,177.1	0%	14,533
Outside Japan	973.5	(1%)	12,019
Asia	490.8	(2%)	6,060
North America	194.0	1%	2,396
Europe	184.5	(2%)	2,278
Other Areas	104.0	9%	1,285

Revenues in Japan were 1,177.1 billion yen, unchanged year over year. The Others Segment posted higher revenues at Hitachi Transport System due to the consolidation of Vantec and strong sales growth in third-party logistics solutions, and others. However, the Components & Devices, Electronic Systems & Equipment, and Automotive Systems segments all saw revenues decline.

Outside Japan revenues declined 1% year over year, to 973.5 billion yen. The consolidation of Vantec at Hitachi Transport System led to higher revenues in the Others Segment, and the Construction Machinery and Electronic Systems & Equipment segments also posted higher revenues. However, revenues declined in the Digital Media & Consumer Products and Power Systems segments.

As a result, the ratio of overseas revenues to consolidated revenues was 45%, flat year over year.

(4) Capital Investment, Depreciation and R&D Expenditures

Capital investment on a completion basis, excluding leasing assets, increased 27% year over year, to 59.7 billion yen, primarily due to investments for stepping up global business development.

Depreciation, excluding leasing assets, decreased 11% year over year, to 67.2 billion yen, primarily due to strict selection of capital investments.

R&D expenditures increased 2% year over year to 94.0 billion yen, which corresponded to 4.4% of consolidated revenues. The increase was due mainly to further R&D investment to strengthen the Social Innovation Business.

2. Financial Position

(1) Financial Position

	As of June 30, 2011
	Yen (billions)	Change from March 31, 2011	U.S. dollars (millions)
Total assets	9,433.6	248.0	116,465
Total liabilities	6,988.5	244.3	86,278
Interest-bearing debt	2,860.0	338.5	35,309
Total Hitachi, Ltd. stockholders’ equity	1,440.2	0.4	17,781
Noncontrolling interests	1,004.8	3.2	12,405
Total Hitachi, Ltd. stockholders’ equity ratio	15.3%	0.4 point decrease	—
D/E ratio (including noncontrolling interests)	1.17 times	0.14 point increase	—

Total assets as of June 30, 2011 increased 248.0 billion yen from March 31, 2011, to 9,433.6 billion yen. Interest-bearing debt increased 338.5 billion yen from March 31, 2011, to 2,860.0 billion yen, because of an increase in working capital due to seasonal factors, as well as an increase in short-term debt, mainly in the form of commercial paper, to ensure the Company was ready to cope with jittery credit markets after the Great East Japan Earthquake. Stockholders’ equity increased 0.4 billion yen, to 1,440.2 billion yen. As a result, the total Hitachi, Ltd. stockholders’ equity ratio was 15.3%. The debt-to-equity ratio, including noncontrolling interests, was 1.17.

(2) Cash Flows

	Three months ended June 30, 2011
	Yen (billions)	Year-over-year change	U.S. dollars (millions)
Cash flows from operating activities	(0.2)	(131.7)	(3)
Cash flows from investing activities	(114.3)	(34.7)	(1,411)
Free cash flows	(114.5)	(166.4)	(1,414)
Cash flows from financing activities	306.0	279.4	3,778

Operating activities used net cash of 0.2 billion yen, a 131.7 billion yen change from the net cash provided in the first quarter of fiscal 2010. This result was mainly due to a decrease in net income as a result of the impact of the Great East Japan Earthquake.

Investing activities used net cash of 114.3 billion yen, 34.7 billion yen more year over year. This result mainly reflected the large amount of sale of certain securities in the first quarter of fiscal 2010.

Free cash flows, the sum of cash flows from operating and investing activities, was a negative 114.5 billion yen.

Financing activities provided net cash of 306.0 billion yen, 279.4 billion yen more year over year. The increase was due to an increase in short-term debt mainly from the issue of commercial paper.

The net result of the above items was an increase of 190.1 billion yen in cash and cash equivalents, to 744.9 billion yen.

3. Outlook for Six Months Period Ending September 30, 2011

	The first half of fiscal 2011 ending September 30, 2011
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	4,400.0	(2%)	55,000
Operating income	100.0	(118.0)	1,250
Income before income taxes	75.0	(188.8)	938
Net Income	30.0	(174.4)	375
Net Income attributable to Hitachi, Ltd.	10.0	(148.0)	125

Note:	First half of fiscal 2011 outlook figures were converted using 80 yen to the U.S. dollar.

In terms of the overall business environment going forward, while the parts and components supply problem stemming from the Great East Japan Earthquake is expected to be gradually resolved, power supply shortages and other problems are expected to persist. In addition, causes for concern abound such as an expected strengthening of the yen, and growing uncertainty about the global economic outlook. The situation remains unpredictable.

Under these circumstances, Hitachi has revised consolidated forecasts for the first half of fiscal 2011 issued on June 9, 2011, as per the forecasts in the table above. Regarding full-year forecasts, Hitachi has not revised its previous forecasts at this time because of considerable uncertainty. This uncertainty includes trends in the global economy, especially in the U.S., Europe and China, foreign currency fluctuations, and fluctuations in raw materials prices.

Projections for the second quarter of fiscal 2011 assume exchange rates of 80 yen to the U.S. dollar and 110 yen to the euro.

Other

(1) Changes in significant subsidiaries during the period (changes in significant subsidiaries causing changes in scope of consolidation)

None

(2) Application of simple accounting treatment and/or specific accounting treatment in preparing the quarterly consolidated financial statements

Yes

(3) Changes in accounting principles, procedures and presentation methods for preparing quarterly consolidated financial statements.

Yes

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investment in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

exchange rate fluctuations of the yen against other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities that it holds;

•	the potential for significant losses on Hitachi’s investments in equity method affiliates;

•

increased commoditization of information technology products and digital media-related products and intensifying price competition for such products, particularly in the Components & Devices and the Digital Media & Consumer Products segments;

•

uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technologies on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation;

•	the possibility of cost fluctuations during the lifetime of, or cancellation of, long-term contracts for which Hitachi uses the percentage-of-completion method to recognize revenue from sales;

•

fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum, synthetic resins, rare metals and rare-earth minerals, or shortages of materials, parts and components;

•	fluctuations in product demand and industry capacity;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rates and/or price of raw materials or shortages of materials, parts and components;

•	uncertainty as to Hitachi’s ability to achieve the anticipated benefits of its strategy to strengthen its Social Innovation Business;

•

uncertainty as to the success of restructuring efforts to improve management efficiency by divesting or otherwise exiting underperforming businesses and to strengthen competitiveness and other cost reduction measures;

•

general socioeconomic and political conditions and the regulatory and trade environment of countries where Hitachi conducts business, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports and differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•

the possibility of disruption of Hitachi’s operations in Japan by earthquakes, tsunamis or other natural disasters, including the possibility of continuing adverse effects on Hitachi’s operations as a result of the earthquake and tsunami that struck northeastern Japan on March 11, 2011;

•	uncertainty as to Hitachi’s ability to maintain the integrity of its information systems, as well as Hitachi’s ability to protect its confidential information or that of its customers;

•	uncertainty as to the accuracy of key assumptions Hitachi uses to evaluate its significant employee benefit-related costs; and

•	uncertainty as to Hitachi’s ability to attract and retain skilled personnel.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

Consolidated Statements of Operations

	Three months ended June 30
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2010 (A)	2011 (B)		2011
Revenues	2,152,566	2,150,693	100	26,552
Cost of sales	1,594,464	1,626,010	102	20,074
Selling, general and administrative expenses	469,627	472,280	101	5,831
Operating income	88,475	52,403	59	647
Other income	77,337	12,938	17	160
(Interest and dividends)	5,381	6,908	128	85
(Other)	71,956	6,030	8	74
Other deductions	21,528	24,187	112	299
(Interest charges)	6,306	7,033	112	87
(Other)	15,222	17,154	113	212
Income before income taxes	144,284	41,154	29	508
Income taxes	26,816	24,889	93	307
Net income	117,468	16,265	14	201
Less: Net income attributable to noncontrolling interests	31,410	13,334	42	165
Net income attributable to Hitachi, Ltd.	86,058	2,931	3	36

Consolidated Balance Sheets

	Yen (millions)			U.S. Dollars (millions)
	As of March 31, 2011 (A)	As of June 30, 2011 (B)	(B)-(A)	As of June 30, 2011
Total Assets	9,185,629	9,433,634	248,005	116,465
Current assets	4,900,029	5,163,656	263,627	63,749
Cash and cash equivalents	554,810	744,946	190,136	9,197
Short-term investments	16,598	26,464	9,866	327
Trade receivables
Notes	100,694	106,598	5,904	1,316
Accounts	1,990,225	1,823,032	(167,193)	22,507
Investments in leases	228,346	232,974	4,628	2,876
Current portion of financial assets transferred to consolidated securitization entities	183,559	163,597	(19,962)	2,020
Inventories	1,341,768	1,536,752	194,984	18,972
Other current assets	484,029	529,293	45,264	6,534
Investments and advances	614,145	599,140	(15,005)	7,397
Property, plant and equipment	2,111,270	2,124,572	13,302	26,229
Intangible assets	528,018	557,010	28,992	6,877
Financial assets transferred to consolidated securitization entities	304,160	274,520	(29,640)	3,389
Other assets	728,007	714,736	(13,271)	8,824

Total Liabilities and Equity	9,185,629	9,433,634	248,005	116,465
Current liabilities	4,088,824	4,414,176	325,352	54,496
Short-term debt and current portion of long-term debt	810,806	1,224,899	414,093	15,122
Current portion of non-recourse borrowings of consolidated securitization entities	190,868	171,119	(19,749)	2,113
Trade payables
Notes	20,430	22,130	1,700	273
Accounts	1,236,758	1,213,205	(23,553)	14,978
Advances received	395,605	432,173	36,568	5,335
Other current liabilities	1,434,357	1,350,650	(83,707)	16,675
Noncurrent liabilities	2,655,416	2,574,371	(81,045)	31,782
Long-term debt	1,300,311	1,271,193	(29,118)	15,694
Non-recourse borrowings of consolidated securitization entities	219,566	192,852	(26,714)	2,381
Retirement and severance benefits	891,815	869,559	(22,256)	10,735
Other liabilities	243,724	240,767	(2,957)	2,972
Total equity	2,441,389	2,445,087	3,698	30,186
Total Hitachi, Ltd. stockholders’ equity	1,439,865	1,440,280	415	17,781
Common stock	409,129	409,130	1	5,051
Capital surplus	603,133	602,247	(886)	7,435
Legal reserve and retained earnings	922,036	911,414	(10,622)	11,252
Accumulated other comprehensive loss	(493,062)	(481,119)	11,943	(5,940)
(Foreign currency translation adjustments)	(252,206)	(250,866)	1,340	(3,097)
(Pension liability adjustments)	(256,566)	(243,692)	12,874	(3,009)
(Net unrealized holding gain on available-for-sale securities)	16,905	14,212	(2,693)	175
(Cash flow hedges)	(1,195)	(773)	422	(10)
Treasury stock	(1,371)	(1,392)	(21)	(17)
Noncontrolling interests	1,001,524	1,004,807	3,283	12,405

Consolidated Statements of Cash Flows

	Three months ended June 30
	Yen (millions)		U.S. Dollars (millions)
	2010	2011	2011
Cash flows from operating activities
Net income	117,468	16,265	201

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	95,097	87,297	1,078
Amortization	27,556	27,866	344
Gain on sale of investments in securities and other	(70,486)	(605)	(7)
Decrease in receivables	283,584	221,642	2,736
Increase in inventories	(143,976)	(202,088)	(2,495)
Decrease in payables	(38,822)	(42,592)	(526)
Other	(138,919)	(108,013)	(1,333)

Net cash provided by (used in) operating activities	131,502	(228)	(3)

Cash flows from investing activities
Purchase of property, plant and equipment, net	(45,722)	(53,394)	(659)
Purchase of intangible assets, net	(21,418)	(21,153)	(261)
Purchase of tangible assets and software to be leased, net	(62,394)	(59,575)	(735)
Proceeds from sale (purchase) of investments in securities and shares of consolidated subsidiaries resulting in deconsolidation, net	17,877	(46,197)	(570)
Collection of investments in leases	70,861	67,563	834
Other	(38,771)	(1,567)	(19)

Net cash used in investing activities	(79,567)	(114,323)	(1,411)

Cash flows from financing activities
Increase in interest-bearing debt	38,098	327,273	4,040
Dividends paid to stockholders	(6)	(13,590)	(168)
Dividends paid to noncontrolling interests	(7,825)	(6,496)	(80)
Other	(3,673)	(1,146)	(14)

Net cash provided by financing activities	26,594	306,041	3,778

Effect of consolidation of securitization entities upon initial adoption of new accounting guidances	12,030	—	—
Effect of exchange rate changes on cash and cash equivalents	(12,374)	(1,354)	(17)

Net increase in cash and cash equivalents	78,185	190,136	2,347

Cash and cash equivalents at beginning of the period	577,584	554,810	6,850

Cash and cash equivalents at end of the period	655,769	744,946	9,197

Segment Information

(1) Business Segments

	Three months ended June 30
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2010 (A)	2011 (B)		2011
Information & Telecommunication Systems	348,976	350,796	101	4,331
	14%	15%
Power Systems	177,818	166,349	94	2,054
	7%	7%
Social Infrastructure & Industrial Systems	231,606	229,830	99	2,837
	10%	10%
Electronic Systems & Equipment	250,270	246,128	98	3,039
	10%	10%
Construction Machinery	162,026	172,515	106	2,130
	7%	7%
High Functional Materials & Components	345,521	347,075	100	4,285
	14%	14%
Automotive Systems	183,814	177,198	96	2,188
	8%	7%
Components & Devices	193,343	177,765	92	2,195
	8%	7%
Digital Media & Consumer Products	256,693	233,135	91	2,878
	11%	10%
Financial Services	94,235	92,476	98	1,142
	4%	4%
Others	179,921	226,954	126	2,802
	7%	9%
Subtotal	2,424,223	2,420,221	100	29,879
	100%	100%
Eliminations & Corporate items	(271,657)	(269,528)	—	(3,328)

Revenues Total	2,152,566	2,150,693	100	26,552

Note:	Starting from April 1, 2011, the Company has changed the business segment classification between the Automotive Systems Segment and the Components & Devices Segment. Figures of business segments, including the figures of previous fiscal year, have been restated to reflect the reclassification.

	Three months ended June 30
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2010 (A)	2011(B)		2011
Information & Telecommunication Systems	184	2,102	—	26
	0%	4%
Power Systems	4,639	(3,225)	—	(40)
	6%	(5%)
Social Infrastructure & Industrial Systems	2,528	969	38	12
	3%	2%
Electronic Systems & Equipment	5,391	7,196	133	89
	6%	12%
Construction Machinery	6,940	11,037	159	136
	8%	18%
High Functional Materials & Components	26,208	19,358	74	239
	31%	32%
Automotive Systems	1,953	2,067	106	26
	2%	3%
Components & Devices	19,103	4,973	26	61
	23%	8%
Digital Media & Consumer Products	7,114	3,288	46	41
	8%	5%
Financial Services	5,153	6,902	134	85
	6%	11%
Others	6,002	5,792	97	72
	7%	10%
Subtotal	85,215	60,459	71	746
	100%	100%
Eliminations & Corporate Items	3,260	(8,056)	—	(99)

Operating income (loss) Total	88,475	52,403	59	647

Note:	Starting from April 1, 2011, the Company has changed the business segment classification between the Automotive Systems Segment and the Components & Devices Segment. Figures of business segments, including the figures of previous fiscal year, have been restated to reflect the reclassification.

(2) Revenues by Market

	Three months ended June 30
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2010 (A)	2011 (B)		2011
Japan	1,173,224 55%	1,177,156 55%	100	14,533
Asia	502,974 23%	490,839 23%	98	6,060
North America	193,017 9%	194,081 9%	101	2,396
Europe	187,645 9%	184,537 8%	98	2,278
Other Areas	95,706 4%	104,080 5%	109	1,285
Outside Japan	979,342 45%	973,537 45%	99	12,019
Total	2,152,566 100%	2,150,693 100%	100	26,552

July 29, 2011

Hitachi, Ltd.

Supplementary Information for the First Quarter ended June 30, 2011

1. Summary (Consolidated basis)

	2010	2011
	Three months ended June 30	Three months ended June 30
	(A)	(B)	(B)/(A)
Revenues*1	2,152.5	2,150.6	100%
Operating income*1	88.4	52.4	59%
Percentage of revenues	4.1	2.4	—
Income before income taxes*1	144.2	41.1	29%
Net income*1	117.4	16.2	14%
Net income attributable to Hitachi, Ltd.*1	86.0	2.9	3%
Average exchange rate (yen / U.S.$)	92	82	—
Net interest and dividends*1	(0.9)	(0.1)	—

*1	Billions of yen

	As of March 31, 2011	As of June 30, 2011
Cash and cash equivalents, Short-term investments (billions of yen)	571.4	771.4
Interest-bearing debt (billions of yen)	2,521.5	2,860.0
D/E Ratio (Including Noncontrolling interests) (times)	1.03	1.17
Number of employees	361,745	371,833
Japan	216,393	223,114
Overseas	145,352	148,719
Number of consolidated subsidiaries (Including Variable interest entities)	913	933
Japan	351	352
Overseas	562	581

2. Consolidated Overseas Revenues by Business Segment*2

	(Billions of yen)

	2010	2011
	Three months ended June 30	Three months ended June 30
	(A)	(B)	(B)/(A)
Information & Telecommunication Systems	93.4	97.0	104%
Power Systems	74.7	61.6	82%
Social Infrastructure & Industrial Systems	55.8	60.3	108%
Electronic Systems & Equipment	137.2	145.5	106%
Construction Machinery	129.3	136.8	106%
High Functional Materials & Components	135.0	137.4	102%
Automotive Systems	82.8	86.7	105%
Components & Devices	142.1	139.5	98%
Digital Media & Consumer Products	124.0	98.8	80%
Financial Services	11.7	12.3	105%
Others	22.2	34.4	155%
Subtotal	1,008.6	1,010.8	100%
Eliminations & Corporate Items	(29.3)	(37.3)	—
Total	979.3	973.5	99%

*2	Starting from April 1, 2011, the Company has changed the business segment classification between the Automotive Systems Segment and the Components & Devices Segment. Consolidated figures by business segment, including the figures of previous fiscal year, have been restated to reflect the reclassification.

3. Consolidated Capital Investment by Business Segment (Completion basis, including leasing assets)*2

		(Billions of yen)

	2010	2011
	Three months ended June 30	Three months ended June 30
	(A)	(B)	(B)/(A)
Information & Telecommunication Systems	5.4	6.9	128%
Power Systems	2.8	2.7	95%
Social Infrastructure & Industrial Systems	3.0	4.5	148%
Electronic Systems & Equipment	3.1	2.7	89%
Construction Machinery	5.7	7.9	140%
High Functional Materials & Components	11.4	11.6	102%
Automotive Systems	3.0	6.2	204%
Components & Devices	7.8	9.6	123%
Digital Media & Consumer Products	2.5	3.5	139%
Financial Services	65.6	62.5	95%
Others	5.0	6.2	125%
Subtotal	115.7	124.9	108%
Eliminations & Corporate Items	(1.5)	(2.8)	—
Total	114.2	122.1	107%
Internal use Assets	46.9	59.7	127%
Leasing Assets	67.3	62.3	93%

4. Consolidated Depreciation by Business Segment*2

		(Billions of yen)

	2010	2011
	Three months ended June 30	Three months ended June 30
	(A)	(B)	(B)/(A)
Information & Telecommunication Systems	8.3	7.1	85%
Power Systems	4.3	4.0	92%
Social Infrastructure & Industrial Systems	5.3	4.7	89%
Electronic Systems & Equipment	3.3	2.7	82%
Construction Machinery	8.7	8.9	102%
High Functional Materials & Components	17.1	15.5	91%
Automotive Systems	7.7	6.0	78%
Components & Devices	12.4	10.5	85%
Digital Media & Consumer Products	4.9	5.2	107%
Financial Services	15.0	14.8	99%
Others	6.8	7.0	104%
Subtotal	94.3	86.9	92%
Eliminations & Corporate Items	0.7	0.3	44%
Total	95.0	87.2	92%
Internal use Assets	75.1	67.2	89%
Leasing Assets	19.9	20.0	100%

5. Consolidated R&D Expenditure by Business Segment*2

		(Billions of yen)

	2010	2011
	Three months ended June 30	Three months ended June 30
	(A)	(B)	(B)/(A)
Information & Telecommunication Systems	19.7	18.7	95%
Power Systems	3.9	3.6	92%
Social Infrastructure & Industrial Systems	4.4	4.7	107%
Electronic Systems & Equipment	9.9	10.7	108%
Construction Machinery	3.9	3.9	99%
High Functional Materials & Components	11.3	11.2	99%
Automotive Systems	11.8	12.4	105%
Components & Devices	16.2	16.9	104%
Digital Media & Consumer Products	5.9	5.6	95%
Financial Services	0.0	0.1	323%
Others	0.7	0.5	74%
Corporate Items	4.2	5.3	127%
Total	92.5	94.0	102%
Percentage of revenues (%)	4.3	4.4	—

6. Consolidated Balance Sheets by Financial and Non-Financial Services*3

						(Billions of yen)

	As of March 31, 2011			As of June 30, 2011
	Manufacturing, Services and Others	Financial Services	Total*4	Manufacturing, Services and Others	Financial Services	Total*4
Current assets	4,302.1	940.0	4,900.0	4,548.6	983.6	5,163.6
Cash and cash equivalents	533.6	108.8	554.8	723.6	135.4	744.9
Trade receivables	1,770.8	483.4	2,090.9	1,614.5	511.4	1,929.6
Investments in leases	82.6	171.2	228.3	84.5	174.7	232.9
Current portion of financial assets transferred to consolidated securitization entities	58.2	125.3	183.5	52.8	110.7	163.5
Inventories	1,341.8	0.2	1,341.7	1,532.4	0.2	1,536.7
Others	514.9	50.9	500.6	540.6	50.9	555.7
Investments and advances	605.6	43.2	614.1	588.7	45.7	599.1
Property, plant and equipment	1,920.1	193.4	2,111.2	1,935.7	191.1	2,124.5
Financial assets transferred to consolidated securitization entities	—	304.1	304.1	—	274.5	274.5
Other assets	849.8	456.7	1,256.0	875.0	446.4	1,271.7

Total Assets	7,677.7	1,937.6	9,185.6	7,948.1	1,941.4	9,433.6

Current liabilities	3,505.8	926.8	4,088.8	3,793.0	991.1	4,414.1
Short-term debt and current portion of long-term debt	605.2	347.4	810.8	915.1	464.3	1,224.8
Current portion of non-recourse borrowings of consolidated securitization entities	21.8	169.0	190.8	21.7	149.3	171.1
Trade payables	1,182.3	224.7	1,257.1	1,197.7	214.8	1,235.3
Others	1,696.4	185.6	1,829.9	1,658.3	162.5	1,782.8
Long-term debt	886.5	484.3	1,300.3	887.1	454.6	1,271.1
Non-recourse borrowings of consolidated securitization entities	—	219.5	219.5	—	192.8	192.8
Other noncurrent liabilities	1,075.0	64.8	1,135.5	1,055.5	59.1	1,110.3

Total Liabilities	5,467.4	1,695.5	6,744.2	5,735.6	1,697.8	6,988.5

Total Hitachi, Ltd. stockholders’ equity	1,308.9	142.8	1,439.8	1,308.3	143.8	1,440.2
Noncontrolling interests	901.3	99.1	1,001.5	904.0	99.7	1,004.8

Total Equity	2,210.3	242.0	2,441.3	2,212.4	243.6	2,445.0

Total Liabilities and Equity	7,677.7	1,937.6	9,185.6	7,948.1	1,941.4	9,433.6

Interest-bearing debt*2	1,513.6	1,220.3	2,521.5	1,824.1	1,261.2	2,860.0
D/E ratio (including noncontrolling interests)*2	0.68	5.04	1.03	0.82	5.18	1.17
Total Hitachi, Ltd. stockholders’ equity ratio	17.0%	7.4%	15.7%	16.5%	7.4%	15.3%

*3	Figures in tables 6, 7 and 8 represent unaudited financial information prepared by the Company for the purpose of this supplementary information.
*4	Total Figures exclude intra-segment transactions.

7. Consolidated Statements of Operations by Financial and Non-Financial Services*3

						(Billions of yen)

	2010			2011
	Three months ended June 30			Three months ended June 30
	Manufacturing, Services and Others	Financial Services	Total*4	Manufacturing, Services and Others	Financial Services	Total*4
Revenues	2,096.9	94.2	2,152.5	2,087.4	92.4	2,150.6
Operating income	83.6	5.1	88.4	46.0	6.9	52.4
Income before income taxes	139.8	5.2	144.2	35.3	6.8	41.1
Net income attributable to Hitachi, Ltd.	85.5	1.4	86.0	1.5	2.5	2.9

8. Consolidated Statements of Cash Flows by Financial and Non-Financial Services*3

						(Billions of yen)

	2010			2011
	Three months ended June 30			Three months ended June 30
	Manufacturing, Services and Others	Financial Services	Total*4	Manufacturing, Services and Others	Financial Services	Total*4
Cash flows from operating activities	153.7	(19.8)	131.5	31.9	(29.2)	(0.2)
Cash flows from investing activities	(117.3)	47.2	(79.5)	(109.9)	10.9	(114.3)
Cash flows from financing activities	47.9	(28.8)	26.5	269.3	44.8	306.0
Effect of consolidation of securitization entities upon initial adoption of new accounting guidances	—	12.0	12.0	—	—	—
Effect of exchange rate changes on cash and cash equivalents	(12.2)	(0.1)	(12.3)	(1.3)	0.0	(1.3)
Net increase in cash and cash equivalents	72.0	10.4	78.1	189.9	26.5	190.1
Cash and cash equivalents at beginning of the period	549.1	213.3	577.5	533.6	108.8	554.8
Cash and cash equivalents at end of the period	621.2	223.7	655.7	723.6	135.4	744.9

9. Information & Telecommunication Systems

(1) Revenues and Operating Income*5

	(Billions of yen)

	2010	2011
	Three months ended June 30	Three months ended June 30
	(A)	(B)	(B)/(A)
Revenues	348.9	350.7	101%
Software & Services	233.6	244.3	105%
Software	35.6	38.2	107%
Services	198.0	206.0	104%
Hardware	115.2	106.4	92%
Storage*6	46.0	44.9	98%
Servers*7	10.0	10.3	103%
PCs*8	5.6	5.9	105%
Telecommunication	29.9	24.9	83%
Others	23.5	20.2	86%
Operating income	0.1	2.1	—

*5	Figures for each product exclude intra-segment transactions.
*6	Figures for Storage include disk array systems, etc.
*7	Figures for Servers include general-purpose computers, UNIX servers, etc.
*8	Figures for PCs include PC servers, client PCs (only commercial use), etc.

(2) Storage Solutions

	(Billions of yen)

	2010	2011
	Three months ended June 30	Three months ended June 30
	(A)	(B)	(B)/(A)
Revenues	74.0	83.0	112%

10. Hard Disk Drives*9*10

Period recorded for consolidated accounting purposes	2010			2011
	Three months ended June 30	Three months ended September 30	Six months ended September 30	Three months ended June 30		Three months ending September 30		Six months ending September 30
	(A)	(B)	(C)	(D)	(D)/(A)	(E)(Preliminary)	(E)/(B)	(F)(Preliminary)	(F)/(C)
Shipment Period	Jan. 2010 to Mar. 2010	Apr. 2010 to Jun. 2010	Jan. 2010 to Jun. 2010	Jan. 2011 to Mar. 2011		Apr. 2011 to Jun. 2011		Jan. 2011 to Jun. 2011
Revenues
Billions of yen	132.3	138.4	270.7	115.4	87%	116.8	84%	232.2	86%
Millions of U.S.$	1,459	1,504	2,963	1,402	96%	1,429	95%	2,831	96%
Operating income
Billions of yen	19.7	17.1	36.8	6.6	34%	6.8	40%	13.5	37%
Millions of U.S.$	217	186	403	80	37%	84	45%	164	41%
Shipments (thousand units)*11	26,500	28,200	54,700	28,600	108%	26,900	95%	55,500	101%
Consumer and Commercial
2.5-inch	15,700	16,600	32,300	15,800	101%	16,800	101%	32,600	101%
3.5-inch	7,800	8,200	16,000	8,900	115%	6,700	81%	15,600	97%
Servers	1,500	1,900	3,400	1,900	132%	2,300	119%	4,200	125%
Emerging	780	860	1,650	970	123%	490	57%	1,460	89%
External HDD	800	660	1,460	930	116%	670	103%	1,610	110%

*9	The Hard Disk Drive operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the three months ended June 30, 2011 include the operating results of Hitachi GST for the three months ended March 31, 2011.
*10	Hitachi GST’s operating currency is U.S. dollar. Yen figures include yen / dollar conversion fluctuation.
*11	Shipment less than 100,000 units have been rounded, with the exception of Emerging and External HDD, where shipment less than 10,000 units have been rounded.

# # #

FOR IMMEDIATE RELEASE

Hitachi Announces Revisions of

Consolidated Interim Business Forecasts for Fiscal 2011

Tokyo, July 29, 2011 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced revisions to the Company’s consolidated business forecasts for the first half of fiscal 2011, the year ending March 31, 2012, which were announced on June 9, 2011 in light of recent business performance.

1. Revisions of Consolidated Interim Business Forecasts for Fiscal 2011

(From April 1 to September 30, 2011)

(Millions of yen)

	Revenues	Operating income	Income before income taxes	Net income	Net income attributable to Hitachi, Ltd.
Previous forecast (A)	4,400,000	80,000	55,000	20,000	0
Revised forecast (B)	4,400,000	100,000	75,000	30,000	10,000
(B)-(A)	0	20,000	20,000	10,000	10,000
% change	0.0%	25.0%	36.4%	50.0%	—
First half of fiscal 2010 ended September 30, 2010	4,502,451	218,048	263,808	204,437	158,049

Reasons for Revisions

The overall revenue forecast for the first half of fiscal 2011 has not changed from the previous forecast issued on June 9, 2011. While the Great East Japan Earthquake has had an impact, there also has had a recovering demand in automotive-related fields and other factors.

Hitachi has raised its forecast for operating income from the previous forecast due to progress with cost cutting, including fixed costs. The revised forecast also reflects a smaller-than-expected impact from the Great East Japan Earthquake as a result of concerted group-wide efforts to recover from the disaster.

As a result, Hitachi has raised its forecasts for income before income taxes, net income and net income attributable to Hitachi, Ltd. from the previous forecasts.

Hitachi has not revised its full-year forecasts at this time because of considerable uncertainty surrounding the business environment in the second half of fiscal 2011. Uncertain factors include trends in the global economy, especially in the U.S., Europe and China, foreign currency fluctuations, and fluctuations in raw materials prices.

2. Revisions of Consolidated Interim Business Forecasts by Business Segment for Fiscal 2011

(1) Revenues by Business Segment

(Billions of yen)

	Previous forecast (A)	Revised forecast (B)	(B)-(A)	Fiscal 2010
Information & Telecommunication Systems	770.0	770.0	0	774.8
Power Systems	370.0	370.0	0	384.8
Social Infrastructure & Industrial Systems	490.0	490.0	0	508.9
Electronic Systems & Equipment	520.0	520.0	0	529.0
Construction Machinery	370.0	370.0	0	334.4
High Functional Materials & Components	670.0	670.0	0	700.4
Automotive Systems	350.0	370.0	20.0	382.3
Components & Devices	350.0	350.0	0	395.9
Digital Media & Consumer Products	470.0	470.0	0	506.9
Financial Services	180.0	180.0	0	186.6
Others	450.0	450.0	0	375.2
Eliminations & Corporate Items	(590.0)	(610.0)	(20.0)	(577.1)
Total	4,400.0	4,400.0	0	4,502.4

(2) Operating Income by Business Segment

(Billions of yen)

	Previous forecast (A)	Revised forecast (B)	(B)-(A)	Fiscal 2010
Information & Telecommunication Systems	30.0	30.0	0	34.5
Power Systems	(5.0)	(5.0)	0	14.3
Social Infrastructure & Industrial Systems	0	3.0	3.0	10.7
Electronic Systems & Equipment	10.0	12.0	2.0	16.2
Construction Machinery	13.0	18.0	5.0	18.2
High Functional Materials & Components	26.0	26.0	0	50.2
Automotive Systems	0	6.0	6.0	5.6
Components & Devices	10.0	10.0	0	35.5
Digital Media & Consumer Products	(2.0)	2.0	4.0	10.9
Financial Services	12.0	12.0	0	11.2
Others	11.0	11.0	0	12.8
Eliminations & Corporate Items	(25.0)	(25.0)	0	(2.6)
Total	80.0	100.0	20.0	218.0

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investment in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

exchange rate fluctuations of the yen against other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities that it holds;

•	the potential for significant losses on Hitachi’s investments in equity method affiliates;

•

increased commoditization of information technology products and digital media-related products and intensifying price competition for such products, particularly in the Components & Devices and the Digital Media & Consumer Products segments;

•

uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technologies on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation;

•	the possibility of cost fluctuations during the lifetime of, or cancellation of, long-term contracts for which Hitachi uses the percentage-of-completion method to recognize revenue from sales;

•

fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum, synthetic resins, rare metals and rare-earth minerals, or shortages of materials, parts and components;

•	fluctuations in product demand and industry capacity;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rates and/or price of raw materials or shortages of materials, parts and components;

•	uncertainty as to Hitachi’s ability to achieve the anticipated benefits of its strategy to strengthen its Social Innovation Business;

•

uncertainty as to the success of restructuring efforts to improve management efficiency by divesting or otherwise exiting underperforming businesses and to strengthen competitiveness and other cost reduction measures;

•

general socioeconomic and political conditions and the regulatory and trade environment of countries where Hitachi conducts business, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports and differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•

the possibility of disruption of Hitachi’s operations in Japan by earthquakes, tsunamis or other natural disasters, including the possibility of continuing adverse effects on Hitachi’s operations as a result of the earthquake and tsunami that struck northeastern Japan on March 11, 2011;

•	uncertainty as to Hitachi’s ability to maintain the integrity of its information systems, as well as Hitachi’s ability to protect its confidential information or that of its customers;

•	uncertainty as to the accuracy of key assumptions Hitachi uses to evaluate its significant employee benefit-related costs; and

•	uncertainty as to Hitachi’s ability to attract and retain skilled personnel.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2010 (ended March 31, 2011) consolidated revenues totaled 9,315 billion yen ($112.2 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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FOR IMMEDIATE RELEASE

Hitachi, Fuji Electric and Meiden Begin Discussions

toward Dissolving a T & D Joint Venture

Joint venture to be dissolved for a better organization, allowing each company to rebuild the T & D business to rapidly meet the dynamic change of market landscape

Tokyo, July 29, 2011 — Hitachi, Ltd. (“Hitachi”, NYSE:HIT / TSE:6501), Fuji Electric Co., Ltd. (“Fuji Electric”, TSE:6504) and Meidensha Corporation (“Meiden”, TSE:6508) today announced that they have agreed to discuss to dissolve Japan AE Power Systems Corporation (“AEP”), their joint venture in the power transmission and distribution (“T & D”) field for seeking a better organization for the parties, by the end of March 2012.

Based on this basic framework agreement, the three companies will proceed with discussions concerning the successor and succession method regarding the business of AEP.

AEP was established on July 1, 2001 from the consolidation of the three companies’ T & D businesses and has been developing business globally. In recent years, the market for these T & D systems has seen growing demand, particularly from emerging markets. Going forward, a high growth rate is expected by the progress of the smart energy in social infrastructure and the industrial field, such as the use of the renewable energy resources and the smart grid.

Under such circumstance, the parties had the discussions on the AEP growth strategy taking into accounts of the various factors and they came to reach a same conclusion that there is a need to fundamentally review its growth strategy. The parties recently reached a basic framework agreement that the parties will dissolve AEP for a better organization and they will rebuild and explore the growth of T & D business in each company level.

It was agreed that the top priority is current AEP bases and employees, etc. will be taken over by the three parties. AEP will continue as before to produce and deliver ordered products as well as provide maintenance for products already delivered until the joint venture is dissolved. After dissolution, the three companies, which will take over the defined AEP business, will continue to provide these services.

About Japan AE Power Systems Corporation

(1) Headquarters	9-1, Shibaura 3-chome, Minato-ku, Tokyo, Japan

(2) Capital	20 billion yen

(3) Business field	Research, development, design, manufacture, engineering, sales, installation and after-sales servicing of products and systems for power transmission and distribution System engineering, sales, installation and after-sales servicing of products and systems for renewable energy

(4) Established	July 1, 2001

(5) Representative	Junichi Oishi, President and Director

(6) Main business locations	Hitachi City, Ibaraki Prefecture, Ichihara City, Chiba Prefecture, Numazu City, Shizuoka Prefecture

(7) No. of employees	1,349 (As of March 31, 2011)

(8) Net sales (Non-consolidated)	71.6 billion yen (Year ended March 31, 2011)

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2010 (ended March 31, 2011) consolidated revenues totaled 9,315 billion yen ($112.2 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

About Fuji Electric Co., Ltd.

Fuji Electric develops the business globally with electric power plants and system solutions know-how accumulated by developing social and industrial infrastructures and electric power, and superior expertise in top-level components. The company provides power semiconductors that are indispensable in the reduction of energy consumption in industrial machines, home electronic appliances and automotive electronics, and magnetic discs used in PC disc devices. Furthermore, the Company also provides products closely linked to daily lifestyles, such as vending machines. Moving forward, we will strive to further expand business in the field of “energy and the environment” by fusing and strengthening core technologies. Please refer to the following Web site for further information regarding the Fuji Electric: http://www.fujielectric.com/

About Meidensha Corporation:

Founded in 1897, Meidensha Corporation (“Meiden”) is a leading manufacturer in the heavy electric industry in Japan. In support of many people’s life in energy and their mobility, Meiden products are helping the safe and efficient operation of such mission-critical facilities and systems as power plants, semiconductor factories, substations, water and sewage treatment plants, pure electric vehicles, wind and solar power, high rise buildings, traction power and automobile development. The number of employee: 6,994 people. Annual Revenue of Fiscal Year 2010:167 billion yen (ended March 31, 2011). Main works in Japan: Numazu, Ohta, Nagoya and Kofu. Home Page: http://www.meidensha.co.jp

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